77 King St. W., Suite 4010
P.O. Box 159
Toronto, Ontario
Canada M5K 1H1

GRANITE ANNOUNCES 2022 SECOND QUARTER RESULTS, THE CLOSING OF $38.6 MILLION OF NEW ACQUISITIONS, $129.1 MILLION OF COMPLETED DEVELOPMENTS AND EXPANSIONS ADDING 1.0 MILLION SQUARE FEET OF GLA, AND THE ISSUANCE OF ITS 2021 GLOBAL ESG+R REPORT

August 10, 2022, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) (“Granite” or the “Trust”) announced today its combined results for the three and six month periods ended June 30, 2022 and also announced that it has completed the acquisitions of two income-producing properties in Canada at a combined purchase price of approximately $38.6 million and completed two developments and an expansion of $129.1 million adding 1.0 million square feet of GLA. Further, Granite announced that today it released its 2021 Environmental, Social, Governance + Resilience (ESG+R) Report.

SECOND QUARTER 2022 HIGHLIGHTS

Highlights for the three month period ended June 30, 2022, including events subsequent to the quarter, are set out below:

Financial:
•Granite's net operating income ("NOI") was $92.8 million in the second quarter of 2022 compared to $80.3 million in the prior year period, an increase of $12.5 million primarily as a result of net acquisition activity beginning in the second quarter of 2021;
•Same property NOI - cash basis(4) increased by 3.6% for the three month period ended June 30, 2022, excluding the impact of foreign exchange;
•Funds from operations ("FFO")(1) was $72.1 million ($1.09 per unit) in the second quarter of 2022 compared to $62.2 million ($0.99 per unit) in the second quarter of 2021;
•Adjusted funds from operations ("AFFO")(2) was $68.2 million ($1.04 per unit) in the second quarter of 2022 compared to $60.1 million ($0.96 per unit) in the second quarter of 2021;
•AFFO payout ratio(3) was 75% for the second quarter of 2022 compared to 79% in the second quarter of 2021;
•Granite recognized $251.3 million in net fair value losses on investment properties in the second quarter of 2022 which were attributable to various factors including the expansion in discount and terminal capitalization rates across all of Granite's markets in response to rising interest rates, partially offset by fair market rent increases across the Greater Toronto Area in Ontario (the"GTA") and selective US and European markets reflecting current market fundamentals, as well as the fair value appreciation for certain of the Trust's distribution/e-commerce properties. The value of investment properties was increased by unrealized foreign exchange gains of $86.3 million in the second quarter of 2022 resulting from the relative weakening of the Canadian dollar against the US dollar, partially offset by the strengthening of the Canadian dollar against the Euro as at June 30, 2022; and
•Granite's net loss in the second quarter of 2022 was $122.3 million in comparison to net income of $316.9 million in the prior year period primarily due to a $559.3 million increase in net fair value losses on investment properties, partially offset by a $12.5 million increase in net operating income as noted above and a $104.0 million increase in income tax recovery.

Investments:

During the second quarter of 2022, Granite completed the following new acquisitions:
102 Parkshore Dr., Brampton, Ontario
•On May 24, 2022, Granite acquired a distribution facility located in Brampton, Ontario, comprising of 0.1 million square feet for total purchase price of $20.9 million. The property was acquired through a sale-leaseback for an initial term of 7 years, representing an in-going yield of 4.5% on the existing building. The low-site coverage ratio provides for significant future development potential. The property is well located within the GTA’s Brampton sub-market, with ease of access to the 400 series highways and is within 7 kilometers of Toronto’s Pearson International Airport.

102 Parkshore Dr., Brampton, Ontario	102 Parkshore Dr., Brampton, Ontario

195 Steinway Blvd., Etobicoke, Ontario
•On May 26, 2022, Granite acquired a modern temperature-controlled distribution facility located in Etobicoke, Ontario, comprising of 0.1 million square feet for $17.7 million. The property was acquired through a sale-leaseback for an initial term of 15 years, representing an in-going yield of 5.0%. The 5.1 acre site contains excess land for which the tenant has a contractual expansion option for 0.03 million square feet, which will stabilize the property at a capitalization yield of approximately 5.9%. Fronting on Highway 427, the property benefits from immediate access to the 400 series highways and is within 10 kilometers of Toronto’s Pearson International Airport.

195 Steinway Blvd. Etobicoke, Ontario	195 Steinway Blvd. Etobicoke, Ontario

Subsequent to June 30, 2022, Granite closed on the previously announced acquisition:
Swaardvenstraat 75, Tilburg, Netherlands
•On July 1, 2022, Granite took delivery and closed on the forward purchase acquisition of a 0.5 million square foot modern distribution facility located in Tilburg, Netherlands for $101.2 million (€75.3 million). The Class A facility is fully leased to a leading European small appliance producer for an initial term of 10 years and represents an in-going yield of 3.2%. The property is expected to receive BREEAM Excellent certification and is well located within the logistics hub of Tilburg, with close proximity to the motorways N261 and N260/A58. The recently developed Barge Terminal Tilburg offers daily shipments to Rotterdam, and the Railport Brabant has direct access to Central, Southern and Eastern Europe.
Swaardvenstraat 75, Tilburg, Netherlands

Operations:
•On June 9, 2022, Granite completed the disposition of the income producing property located in the Czech Republic that was previously classified as held for sale, for gross proceeds of $31.5 million (€23.3 million);
•Granite transferred properties under development in Altbach, Germany and Fort Worth, Texas with a combined fair value of $117.6 million to income producing properties, delivering approximately 0.9 million square feet of new GLA. The property in Altbach, Germany is partially leased to a third-party logistics operator for a 10.0 year term commencing July 1, 2022. The property in Fort Worth, Texas has been leased to a leading North American glassware provider commencing September 30, 2022 for approximately 10.3 years at a year-one stabilized yield of 6.8%;
•Granite completed the approximately 0.1 million square foot temperature controlled expansion of its property at 2095 Logistics Drive in Mississauga, Ontario. The existing tenant of this space was granted occupancy on June 2, 2022 resulting in an incremental $0.8 million in rental revenue per year, representing a yield on cost of 7.7%;
•As at June 30, 2022, two income producing properties located in Canada and the United States were classified as assets held for sale with a fair value of $156.2 million; and
•During the quarter, Granite completed mass grading at its development site in Brantford, Ontario and subsequent to quarter end signed an approximate 20-year lease agreement with a leading manufacturer of chocolate and cocoa products for 0.4 million square feet, known as Building 1. This state-of-the-art distribution facility, expected to be completed in the first quarter of 2024, will have 40’ clear heights and will obtain third-party green building certification in accordance with Granite’s Green Bond Framework. The development is anticipated to generate a yield on cost of 6.5% at stabilization. In anticipation of the commencement of vertical construction of Building 1, Granite allocated 22.0 acres of the total 92.0 acre site from land held for development to a property under development.
Building 1, 4 Bowery Road, Brantford, Ontario

Financing:
•During the period between April 1, 2022 and April 29, 2022, Granite issued 120,300 stapled units under the ATM Program at an average stapled unit price of $98.84 for gross proceeds of $11.9 million and incurred issuance costs of $0.3 million, for net proceeds of $11.6 million; and

•During the period between June 15, 2022 and July 4, 2022 Granite repurchased 448,400 stapled units under its Normal Course Issuer Bid ("NCIB") at an average stapled unit cost of $78.90 for total consideration of $35.4 million, excluding commissions.

GRANITE’S FINANCIAL, OPERATING AND PROPERTY HIGHLIGHTS

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except as noted)	2022	2021	2022	2021

Revenue(4)	$109.8	$94.0	$218.4	$189.9
Net operating income ("NOI")	$92.8	$80.3	$184.0	$161.9
Net (loss) income attributable to stapled unitholders	$(122.3)	$316.9	$375.4	$547.1
Funds from operations ("FFO")(1)	$72.1	$62.2	$141.5	$119.4
Adjusted funds from operations ("AFFO")(2)	$68.2	$60.1	$134.1	$114.9
Diluted FFO per stapled unit(1)	$1.09	$0.99	$2.15	$1.92
Diluted AFFO per stapled unit(2)	$1.04	$0.96	$2.03	$1.85
Monthly distributions paid per stapled unit	$0.78	$0.75	$1.55	$1.50
AFFO payout ratio(3)	75%	79%	76%	78%

As at June 30, and December 31			2022	2021
Fair value of investment properties(9)			$8,533.4	$7,971.2
Assets held for sale(9)			$156.2	$64.6
Cash and cash equivalents			$157.6	$402.5
Total debt(5)			$2,540.0	$2,414.0
Net leverage ratio(6)			28%	25%
Number of income-producing properties(9)			126	119
Gross leasable area (“GLA”), square feet(9)			57.0	55.1
Occupancy, by GLA			97.8%	99.7%
Magna as a percentage of annualized revenue(8)			28%	29%
Magna as a percentage of GLA			22%	22%
Weighted average lease term in years, by GLA			5.5	5.8
Overall capitalization rate(7)			4.5%	4.5%

A more detailed discussion of Granite’s combined financial results for the three and six month periods ended June 30, 2022 and 2021 is contained in Granite’s Management’s Discussion and Analysis of Results of Operations and Financial Position ("MD&A") and the unaudited condensed combined financial statements for those periods and the notes thereto, which are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s (the “SEC”) Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”), which can be accessed at www.sec.gov.

2021 GLOBAL ENVIRONMENTAL, SOCIAL, GOVERNANCE + RESILIENCE (ESG+R) REPORT

Today, Granite released its 2021 ESG+R report which highlights Granite's ESG+R program initiatives and updates from the 2021 calendar year. A copy of the report can be found on Granite's website at http://www.granitereit.com/2021-global-esgr-report.

CONFERENCE CALL

Granite will hold a conference call on Thursday, August 11, 2022 at 11:00 a.m. (ET). The toll free number to use for this call is 1 (800) 786-5706. For international callers, please call 1 (416) 981-9004. Please dial in at least 10 minutes prior to the commencement of the call. The conference call will be chaired by Kevan Gorrie, President and Chief Executive Officer. To hear a replay of the scheduled call, please dial 1 (800) 558-5253 (North America) or 1 (416) 626-4100 (international) and enter reservation number 22019548. The replay will be available until Monday, August 22, 2022.

OTHER INFORMATION

Additional property statistics as at June 30, 2022 have been posted to our website at https://granitereit.com/property-statistics-q2-2022. Copies of financial data and other publicly filed documents are available through the internet on SEDAR, which can be accessed at www.sedar.com and on EDGAR, which can be accessed at www.sec.gov.

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 139 investment properties representing approximately 57.5 million square feet of leasable area.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at (647) 925-7560.

NON-IFRS MEASURES, RATIOS AND RECONCILIATIONS

Readers are cautioned that certain terms used in this press release such as FFO, AFFO, AFFO payout ratio, same property NOI - cash basis, total debt and net debt, net leverage ratio, available liquidity, and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under International Financial Reporting Standards (“IFRS”) and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have a standardized meaning prescribed by IFRS, they may not be comparable to similarly titled measures presented by other publicly traded entities.

(1)FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) guidelines on Funds From Operations & Adjusted Funds From Operations for IFRS dated January 2022 (“REALPAC Guidelines”). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see below). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.
(2)AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant allowances incurred and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust's determination of AFFO follows the definition prescribed by REALPAC’s Guidelines. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see below). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

		Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except per unit amounts)		2022	2021	2022	2021

Net (loss) income attributable to stapled unitholders		$(122.3)	$316.9	$375.4	$547.1
Add (deduct):
Fair value losses (gains) on investment properties, net		251.3	(308.0)	(239.3)	(517.5)
Fair value (gains) losses on financial instruments, net		(3.3)	0.2	(7.9)	0.5
Loss on sale of investment properties, net		0.3	0.4	0.7	0.6
Current income tax expense associated with the sale of investment properties		—	2.3	—	2.3
Deferred tax (recovery) expense		(51.8)	49.8	14.7	85.7
Fair value remeasurement expense relating to the Executive Deferred Stapled Unit Plan		(1.4)	0.6	(1.4)	0.6
Fair value remeasurement expense relating to the Directors Deferred Stapled Unit Plan(1)		(0.7)	—	(0.7)	—
Non-controlling interests relating to the above		—	—	—	0.1
FFO	[A]	$72.1	$62.2	$141.5	$119.4
Add (deduct):
Maintenance or improvement capital expenditures incurred		(0.5)	(1.4)	(1.6)	(1.9)
Leasing costs		(0.9)	(0.2)	(2.9)	(0.2)
Tenant allowances		(0.1)	(0.1)	(0.1)	(0.2)
Tenant incentive amortization		1.1	1.3	2.3	2.6
Straight-line rent amortization		(3.5)	(1.7)	(5.1)	(4.8)
AFFO	[B]	$68.2	$60.1	$134.1	$114.9
Basic FFO per stapled unit	[A]/[C]	$1.10	$0.99	$2.15	$1.92
Diluted FFO per stapled unit	[A]/[D]	$1.09	$0.99	$2.15	$1.92
Basic AFFO per stapled unit	[B]/[C]	$1.04	$0.96	$2.04	$1.85
Diluted AFFO per stapled unit	[B]/[D]	$1.04	$0.96	$2.03	$1.85
Basic weighted average number of stapled units	[C]	65.8	62.7	65.7	62.2
Diluted weighted average number of stapled units	[D]	65.9	62.8	65.9	62.2
(1)    On June 9, 2022, amendments were made to the Granite’s Directors Deferred Stapled Unit (“DSU”) Plan to allow, at the discretion of the Compensation, Governance and Nominating Committee (the "CGN Committee”) for the DSUs to be settled in cash or stapled units at the time of redemption. Accordingly, from the amendment date of June 9, 2022, fair value remeasurement expense relating to the DSU Plan has been included as an add-back to FFO.

(3)AFFO payout ratio is calculated as monthly distributions, which exclude special distributions, declared to unitholders divided by AFFO in a period. AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The AFFO payout ratio is a non-IFRS ratio widely used by analysts and investors in evaluating the sustainability of the Trust’s monthly distributions to stapled unitholders.

		Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except as noted)		2022	2021	2022	2021
Monthly distributions declared to unitholders	[A]	$50.9	$47.3	$101.9	$93.5

FFO		72.1	62.2	141.5	119.4
Add (deduct):
Early redemption premium related to 2021 Debentures		—	—	—	4.0
Accelerated amortization of credit facility deferred finance fees		—	—	—	0.5
FFO adjusted for the above	[B]	$72.1	$62.2	$141.5	$123.9

AFFO		68.2	60.1	134.1	114.9
Add (deduct):
Early redemption premium related to 2021 Debentures		—	—	—	4.0
Accelerated amortization of credit facility deferred finance fees		—	—	—	0.5
AFFO adjusted for the above	[C]	$68.2	$60.1	$134.1	$119.4
AFFO payout ratio	[A]/[C]	75%	79%	76%	78%

(4)Same property NOI — cash basis refers to the NOI — cash basis (NOI excluding lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization) for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison. Granite believes that same property NOI — cash basis is a useful measure in understanding period-over-period organic changes in NOI — cash basis from the same stock of properties owned.

	Sq ft(1)	Three Months Ended June 30,				Sq ft(1)	Six Months Ended June 30,
	(in millions)	2022	2021	$ change	% change	(in millions)	2022	2021	$ change	% change
Revenue		$109.8	$94.0	15.8			$218.4	$189.9	28.5
Less: Property operating costs		17.0	13.7	3.3			34.4	28.0	6.4
NOI		$92.8	$80.3	12.5	15.6%		$184.0	$161.9	22.1	13.7%
Add (deduct):
Straight-line rent amortization		(3.5)	(1.7)	(1.8)			(5.1)	(4.8)	(0.3)
Tenant incentive amortization		1.1	1.3	(0.2)			2.3	2.6	(0.3)
NOI - cash basis	57.0	$90.4	$79.9	10.5	13.1%	57.0	$181.2	$159.7	21.5	13.5%
Less NOI - cash basis for:
Acquisitions	8.2	(10.9)	(0.1)	(10.8)		9.2	(22.4)	—	(22.4)
Developments	0.9	0.1	—	0.1		0.9	0.1	—	0.1
Dispositions and assets held for sale	2.4	(1.2)	(3.1)	1.9		2.4	(3.7)	(6.3)	2.6
Same property NOI - cash basis	47.9	$78.4	$76.7	1.7	2.2%	46.9	$155.2	$153.4	1.8	1.2%
Constant currency same property NOI - cash basis(2)	47.9	$78.4	$75.7	2.7	3.6%	46.9	$155.2	$150.4	4.8	3.2%
(1)    The square footage relating to the NOI — cash basis represents GLA of 57.0 million square feet as at June 30, 2022. The square footage relating to the same property NOI — cash basis represents the aforementioned GLA excluding the impact from the acquisitions, dispositions, assets held for sale and developments during the relevant period.
(2)    Constant currency same property NOI - cash basis is calculated by converting the comparative same property NOI - cash basis at current foreign exchange rates.
(5)Total debt is calculated as the sum of all current and non-current debt, the net mark to market fair value of cross-currency interest rate swaps and lease obligations as per the consolidated financial statements. Net debt subtracts cash and cash equivalents from total debt. Granite believes that it is useful to include the cross-currency interest rate swaps and lease obligations for the purposes of monitoring the Trust’s debt levels.

(6)The net leverage ratio is calculated as the net debt (a non-IFRS performance measure defined above) divided by the fair value of investment properties. The net leverage ratio is a non-IFRS ratio used in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet.

As at June 30, and December 31		2022	2021
Unsecured debt, net		$2,643.5	$2,425.1
Cross currency interest rate swaps, net		(169.4)	(44.1)
Lease obligations		33.3	32.2
Secured debt		32.6	0.8
Total debt		$2,540.0	$2,414.0
Less: cash and cash equivalents		157.6	402.5
Net debt	[A]	$2,382.4	$2,011.5

Investment properties	[B]	$8,533.4	$7,971.2
Net leverage ratio	[A]/[B]	28%	25%
(7)Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.
(8)Annualized revenue for each period presented is calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months. Annualized revenue excludes revenue from properties classified as assets held for sale.
(9)Assets held for sale are excluded from investment properties and related property metrics. Accordingly, two such assets that were held for sale at June 30, 2022 and three such assets that were held for sale at December 31, 2021 were excluded from investment properties and related metrics at June 30, 2022 and December 31, 2021, respectively.
(10)Available liquidity is a non-IFRS performance measure defined as the sum of cash and cash equivalents and the unused portion of the credit facility. Granite believes that available liquidity is a useful measure to investors in determining the Trust’s resources available as at period-end to meet its ongoing obligations and future commitments.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that Granite’s expectations regarding various matters, including the following, will be realized in a timely manner, with the expected impact or at all: the effectiveness of measures intended to mitigate such impact, and Granite’s ability to deliver cash flow stability and growth and create long-term value for unitholders; Granite’s ability to implement its ESG+R program and related targets and goals; the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; Granite’s ability to accelerate growth and to grow its net asset value and FFO and AFFO per unit; Granite’s ability to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite’s sale from time to time of stapled units under its ATM Program; the potential for expansion and rental growth at the properties in Mississauga and Ajax, Ontario and Whitestown, Indiana and the enhancement to the yields of such properties from such potential expansion and rental growth; the construction on and development yield of the site in Houston, Texas; the construction of a modern distribution facility on the 50.8 acre site in Murfreesboro, Tennessee; the development of three modern distribution facilities in Lebanon, Tennessee, and the yield from the development; the development of a multi-phased business park on the 92.2 acre site in Brantford, Ontario, and the potential yield from the project; the development of a 0.2 million square foot built-to-suit modern distribution facility at a 13.0 acre site in Bolingbrook, Illinois, and the potential yield from the project; the development of the modern temperature-controlled distribution facility at a 5.1 acre site in Etobicoke, Ontario, and the potential yield from the project; the development of the distribution facility comprising 0.1 million square feet and 2.5 acres of land in Brampton, Ontario, and the potential yield from the project; the timing of payment of associated unpaid construction costs and holdbacks; Granite’s ability to dispose of any non-core assets on satisfactory terms; Granite’s ability to meet its target occupancy goals; Granite’s ability to secure sustainability or other certifications for any of its properties; the impact of the refinancing of the term loans on Granite’s returns and cash flow; and the amount of any distributions and distribution increase. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; the risks related to Russia’s 2022 invasion of Ukraine that may adversely impact Granite’s operations and financial performance; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the “Risk Factors” section in Granite’s AIF for 2021 dated March 9, 2022, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2021 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-

looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.